

Mail Stop 3233

September 29, 2016

Via E-mail
Lisa Ross
Chief Financial Officer
Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re: Behringer Harvard Opportunity REIT I, Inc.**
> **Preliminary Proxy Statement on Schedule 14 A**
> **Filed September 13, 2016**
> **File No. 000-51961**

Dear Ms. Ross:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal 2 – Charter Amendment Proposals

Proposal 2A. The Contingent Proposal, page 40

1.   We note the proposed charter amendment that will eliminate the provisions that limit roll-up transactions and your disclosure on page 40 that stockholders will no longer receive the benefit of the roll-up transaction protections. Please revise your disclosure to more specifically describe how the proposed amendment affects shareholder rights, including clarifying and describing the protections and rights shareholders will no longer have if such amendment is approved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Laura Sirianni, Esq.
        Via E-mail